Exhibit 12.1

Sorrento Therapeutics, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)	Nine Months Ended September 30,	Fiscal Year Ended December 31
	2017	2016	2015	2014	2013	2012
Pretax Income (Loss) from Continuing Operations	$53,316	$(64,833)	$(13,760)	$(36,359)	$(21,911)	$(4,845)
Fixed Charges (per below)	4,028	1,615	1,651	1,628	254	0
Interest Capitalized	0	0	0	0	0	0

Earnings	$57,344	$(63,218)	$(12,109)	$(34,731)	$(21,657)	$(4,845)

Interest and Other Financial Charges	4,028	1,615	$1,651	$1,628	$254	$0

Fixed Charges	$4,028	$1,615	$1,651	$1,628	$254	$0
Ratio of Earnings to Fixed Charges	14.2	(39.1)	(7.3)	(21.3)	(85.3)	n/a